TALISMAN ENERGY INC.

Suite 3400, 888 - 3rd Street S.W.

Calgary, Alberta  T2P 5C5

December 13, 2002

Christine D. Lee

Assistant Secretary

Direct Phone:  (403)237-1184

Direct Fax:  (403)231-3633

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Quebec Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, Department of Justice – New Brunswick

Registrar of Securities – Prince Edward Island

Newfoundland Securities Commission

Registrar of Securities - Yukon

Securities Registry - Northwest Territories

Nunavut Legal Registries

Re:

Talisman Energy Inc. – Appointment of Additional Director

We are enclosing a copy of Form 3 filed with the Toronto Stock Exchange on Friday, December 13, 2003 and our letter to the New York Stock Exchange of the same date regarding the recent appointment of Charles W. Wilson to the board of Talisman Energy Inc.

Thank you.

Yours truly,

"Christine D. Lee"

CHRISTINE D. LEE

/chris

Enclosures

\Cover Letter Change of Director.doc